Exhibit 10


                     DECHERT PRICE & RHOADS
                 TEN POST OFFICE SQUARE -- SOUTH
                           SUITE 1230
                BOSTON, MASSACHUSETTS  02109-4603



                         March 30, 1998


Ivy Fund
Via Mizner Financial Plaza
700 South Federal Highway
Suite 300
Boca Raton, Florida  33432


Dear Sirs:

     As counsel for Ivy Fund (the "Trust"), we are familiar with the registration of the Trust under the Investment Company Act of 1940, as amended (the "1940 Act") (File No. 811-1028), and the prospectuses contained in Post-Effective Amendment No. 98 to the Trust's registration statement relating to the shares of beneficial interest of Ivy High Yield Fund (the "Shares") being filed under the Securities Act of 1933, as amended (File No. 2-17613) ("Post-Effective Amendment No. 98"). We have also examined such other records of the Trust, agreements, documents and instruments as we deemed appropriate.

     Based upon the foregoing, it is our opinion that the Shares have been duly authorized and, when issued and sold at the public offering price contemplated by the Prospectuses for Ivy High Yield Fund and delivered by the Trust against receipt of the net asset value of the Shares, will be issued as fully paid and nonassessable shares of the Trust.

     We consent to the filing of this opinion on behalf of the Trust with the Securities and Exchange Commission in connection with the filing of Post-Effective Amendment No. 98.

                                   Very truly yours,


                                   DECHERT PRICE & RHOADS